Exhibit (a)(6)


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                                                              July 19, 1999

TO:         UNIT HOLDERS OF RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP

SUBJECT: PRICE FOR OFFER TO PURCHASE UNITS INCREASED TO $21,500 PER UNIT AND EXPIRATION DATE EXTENDED TO AUGUST 7, 1999

Dear Unit Holder:

         You have received an Offer to Purchase and related Letters of Transmittal (the "Offer"), in which MP INCOME FUND 15, LLC; MP INCOME FUND 12, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; MORAGA FUND 1, L.P.; AND MORAGA GOLD, LLC
 (collectively the "Purchasers") are offering to purchase up to 60 Units of limited partnership interest (the "Units") in RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP, a Delaware limited partnership(the "Partnership"). As of the date hereof, we hereby increase the purchase price to:

                                $21,500 per Unit

less the amount of any distributions declared or made with respect to the Units between the Offer Date and the Expiration Date. We are also extending the Expiration Date of the Offer to August 7, 1999.

       After the Purchasers filed their original offer at $18,000 per Unit, the offer price in the prior offer by AIMCO Properties, L.P. was increased by approximately 49% from $12,786 per Unit to $19,000 per Unit. After our Offer was increased to $21,000 per Unit, the affiliate of the General Partner increased its offer to $21,500 per Unit. The Purchasers' current offer price of $21,500 per Unit is equal to the General Partner affiliate's current offer price. These current offer prices represent a 68% increase over the General Partner affiliate's original offer price.

         Please note that the Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $21,500 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchasers' objectives. There is no public market for the Units, and neither the Unit holders nor the Purchasers have any accurate means for determining the actual present value of the Units. Although there can be no certainty as to the actual present value of the Units, the Purchasers have estimated, based on the valuation by an affiliate of the general partner currently making a tender offer for the Units, and solely for the purposes of determining an acceptable Offer price, that the Units could have an estimated value of at least $21,312 per Unit. It should be noted, however, that the Purchasers have not made an independent appraisal of the Units or the Partnership's properties, and are not qualified to appraise real estate. Accordingly, there can be no assurance that this estimate accurately reflects an approximate value of the Units or that the actual amounts which may be realized by holders for the Units may not vary substantially from this estimate.

         If you have already tendered your Units to AIMCO Properties, L.P., and you wish to revoke that tender and tender to the Purchasers, you may revoke the prior tender until that offer is terminated by sending a written notice of revocation specifying the Units tendered and your desire to revoke, as provided in the AIMCO tender offer. You may use the form previously provided for revoking tenders to AIMCO Properties L.P. If you have questions in this regard, please contact us at the number below.

         After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (the blue form) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                           MacKenzie Patterson, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Telecopy: (925) 631-9119

         If you have any questions or need assistance, please call the Depository at 800-854-8357.

              This Offer expires (unless extended) August 7, 1999